

December 20, 2024

Tie Li
Chief Financial Officer
Li Auto,Inc.
11 Wenliang Street
Shunyi District, Beijing 101399
People's Republic of China

> **Re:** **Li Auto,Inc.**
> **Form 20-F for the Year Ended December 31, 2023**
> **Filed April 12, 2024**
> **File No. 001-39407**

Dear Tie Li:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing